Mail Stop 3561

                              September 1, 2005


Robert Gelfand, President
Wallace Mountain Resources Corporation
#29B Ebony Tower, President Park
99 Sukhumvit 24 Road
Bangkok 10110
THAILAND

      Re:	Wallace Mountain Resources Corporation
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed August 25, 2005
      File No. 333-126674

Dear Mr. Gelfand:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page numbers we cite in this letter correspond to the marked version of your document filed on EDGAR.

Front Cover Page of Prospectus
1. We note your response to comment 6 in our letter dated August
10,
2005. Please state specifically that your offering will end on the date that you will insert in a subsequent amendment.
2. We note your response to comment 7 in our letter dated August
10,
2005. Please include the response from your response letter dated August 24, 2005 in this section of your document.



Risk Factors, page 4
3. We reissue comment 14 in our letter dated August 10, 2005, in part. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic headings. Please consider revising the following risk factors:

* "Because of the speculative nature of exploration of mining properties, there is a substantial risk that our business will fail."

* "Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liabilities or damages as we conduct our business."

* "If we become subject to burdensome government regulation or other legal uncertainties, our business will be negatively affected." Further, some of your risk factors are still repetitive. For example, you discuss the Over-the-Counter Electronic Bulletin Board in great detail, and in the same manner, in your last full risk factor on page 9 and your first full risk factor on page 11. We may have additional comments based upon your revisions.

Without the funding from this offering we will be unable to implement our..., page 5
4. In this new risk factor, there appears to be two distinct risks.
One risk discusses being unable to implement your business plan with the funding of this offering. The other risk is your need to acquire additional funding, for Phase II, once your exploration phase is complete. Please separate these risks into two distinct risk factors.

Because we have not surveyed the South Wallace Mountain project claims. . ., page 6
5. We note your response to comment 15 in our letter dated August
10,
2005. The Warranty Deed you provide as Exhibit 10 appears to establish that you acquired title to these claims. In addition, please provide us with documentation that sets forth the fact that Mr. Gelfand holds the mining claims in trust for you.
Deposit of Offering Proceeds, page 15
6. We note your response to comment 20 in our letter dated August
10,
2005. In this section of your document, please include the response from your response letter dated August 24, 2005 and reference the risk factor that you added. Also, please delete the paragraph following your new risk factor on page 10 of this document, as it is repetitive.

Description of Business, page 20
7. We note your response to comment 26 in our letter dated August
10,
2005. Please state prominently that the source of your information in this subsection is your geology report that is filed as Exhibit 99.3.

Research and Development Costs During the Last Two Years, page 30
8. We note your response to comment 33 in our letter dated August
10,
2005. In this section, please include the response from your response letter dated August 24, 2005.

Plan of Operation, page 39
9. We note your response to comment 34 in our letter dated August
10,
2005. In your Phase II subsection on page 31, you state that your total expenditures over the next 12 months are expected to be $40,000. Please explain how you calculated this amount when the total cost of your Phase I exploration program is $24,000.




*	*	*	*	*	*




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yong Kim, Staff Accountant, at (202) 551-
3323
or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend,

Staff Attorney, at (202) 551-3343, Ellie Quarles, Special Counsel, at
(202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,



H. Christopher Owings
Assistant Director


cc:	James B. Parsons, Esq.
	Parsons Law Firm
	Via Fax: (425) 451-8568
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Robert Gelfand, President
Wallace Mountain Resources Corporation
September 1, 2005
Page 1